MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                        AT SEPTEMBER 30 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                         CONCEPTS                            CURRENT YEAR                PREVIOUS YEAR
S                                                                  Amount       %            Amount       %
--------------------------------------------------------------------------------------------------------------

  1      TOTAL ASSETS ....................................       35,309,905    100         25,508,598    100

  2      CURRENT ASSETS ..................................       20,569,185     58         11,687,063     46
  3      CASH AND SHORT-TERM INVESTMENTS .................        5,319,389     15          5,611,221     22
  4      ACCOUNTS AND NOTES RECEIVABLE (NET) .............       10,905,908     31          3,247,834     13
  5      OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE .........          966,638      3          1,222,115      5
  6      INVENTORIES .....................................        2,368,167      7          1,243,563      5
  7      OTHER CURRENT ASSETS ............................        1,009,083      3            362,330      1
  8      LONG-TERM .......................................       11,653,979     33         11,529,532     45
  9      ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .........        3,431,550     10          7,731,023     30
 10      INVESTMENT IN SHARES OF NON-CONSOLIDATED
         SUBSIDIARIES AND ASSOCIATES .....................          314,386      1            551,130      2
 11      OTHER INVESTMENTS ...............................        7,908,043     22          3,247,379     13
 12      PROPERTY, PLANT AND EQUIPMENT ...................        2,640,317      7          1,126,941      4
 13      PROPERTY ........................................        2,003,658      6            655,031      3
 14      MACHINERY AND INDUSTRIAL EQUIPMENT (NET) ........        1,921,641      5          2,026,747      8
 15      OTHER EQUIPMENT .................................          597,903      2            403,092      2
 16      ACCUMULATED DEPRECIATION ........................        2,117,322      6          1,958,960      8
 17      CONSTRUCTION IN PROGRESS ........................          234,437      1              1,031      0
 18      OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)          320,317      1            577,098      2
 19      OTHER ASSETS ....................................          126,107      0            587,964      2

 20      TOTAL LIABILITIES ...............................       21,683,286    100         16,599,892    100

 21      CURRENT LIABILITIES .............................       14,044,968     65          6,697,651     40
 22      SUPPLIERS .......................................        2,762,594     13          2,211,673     13
 23      BANK LOANS ......................................        5,490,602     25            698,039      4
 24      STOCK MARKET LOANS ..............................           88,359      0             39,418      0
 25      TAXES TO BE PAID ................................          371,243      2            163,139      1
 26      OTHER CURRENT LIABILITIES .......................        5,332,170     25          3,585,382     22
 27      LONG-TERM LIABILITIES ...........................        7,111,554     33          9,369,853     56
 28      BANK LOANS ......................................        1,887,616      9          3,743,619     23
 29      STOCK MARKET LOANS ..............................        4,977,818     23          5,157,316     31
 30      OTHER LOANS .....................................          246,120      1            468,918      3
 31      DEFERRED LOANS ..................................           16,233      0             13,265      0
 32      OTHER NON CURRENT LIABILITIES ...................          510,531      2            519,123      3

 33      CONSOLIDATED STOCK HOLDERS' EQUITY ..............       13,626,619    100          8,908,706    100


 34      MINORITY INTEREST ...............................        4,437,448     33            399,001      4
 35      MAJORITY INTEREST ...............................        9,189,171     67          8,509,705     96
 36      CONTRIBUTED CAPITAL .............................        7,437,520     55          7,569,435     85
 79      CAPITAL STOCK ...................................        5,780,088     42          5,934,208     67
 39      PREMIUM ON SALES OF SHARES ......................        1,657,432     12          1,635,227     18
 40      CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ......                0      0                  0      0
 41      CAPITAL INCREASE (DECREASE) .....................        1,751,651     13            940,270     11
 42      RETAINED EARNINGS AND CAPITAL RESERVE ...........        1,704,839     13          1,085,823     12
 44      OTHER ACCUMULATED COMPREHENSIVE RESULT ..........           46,812      0           -145,553     -2
 80      SHARES REPURCHASED ..............................                0      0                  0      0

                             MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                         CONCEPTS                                CURRENT YEAR             PREVIOUS YEAR
                                                                  ----------------          -----------------
S                                                                   Amount      %             Amount        %
---------------------------------------------------------------------------------------------------------------

  3      CASH AND SHORT-TERM INVESTMENTS ..........               5,319,389    100          5,611,221    100
 46      CASH .....................................               1,751,644     33            854,130     15
 47      SHORT-TERM INVESTMENTS ...................               3,567,745     67          4,757,091     85

  7      OTHER CURRENT ASSETS .....................               1,009,083    100            362,330    100
 81      DERIVATIVE FINANCIAL INSTRUMENTS .........                       0      0                  0      0
 82      DISCONTINUED OPERATIONS ..................                       0      0                  0      0
 83      OTHER ....................................               1,009,083    100            362,330    100

 18      DEFERRED ASSETS (NET) ....................                 320,317    100            577,098    100
 48      AMORTIZED OR REDEEMED EXPENSES ...........                 320,317    100            577,098    100
 49      GOODWILL .................................                       0      0                  0      0
 51      OTHERS ...................................                       0      0                  0      0

 19      OTHER ASSETS .......................... ..                 126,107    100            587,964    100
 84      INTANGIBLE ASSET FROM LABOR OBLIGATIONS ..                  88,391     70                125      0
 85      DERIVATIVE FINANCIAL INSTRUMENTS ...... ..                  28,844     23             61,108     10
 50      DEFERRED TAXES ........................ ..                   8,872      7            526,731     90
 86      DISCONTINUED OPERATIONS ............... ..                       0      0                  0      0
 87      OTHER ................................. ..                       0      0                  0      0

 21      CURRENT LIABILITIES ......................              14,044,968    100          6,697,651    100
 52      FOREING CURRENCY LIABILITIES .............               8,157,570     58          3,665,406     55
 53      MEXICAN PESOS LIABILITIES ................               5,887,398     42          3,032,245     45

 26      OTHER CURRENT LIABILITIES ............. ..               5,332,170    100          3,585,382    100
 88      DERIVATIVE FINANCIAL INSTRUMENTS ...... ..                       0      0                  0      0
 89      INTEREST LIABILITIES .................. ..                       0      0                  0      0
 68      PROVISIONS ............................ ..               2,358,148     44          1,757,474     49
 90      DISCONTINUED OPERATIONS ............... ..                       0      0                  0      0
 58      OTHER CURRENT LIABILITIES ............. ..               2,974,022     56          1,827,908     51

 27      LONG-TERM LIABILITIES ....................               7,111,554    100          9,369,853    100
 59      FOREING CURRENCY LIABILITIES .............               5,932,722     83          8,143,804     87
 60      MEXICAN PESOS LIABILITIES ................               1,178,832     17          1,226,049     13

 31      DEFERRED LOANS ...........................                  16,233    100             13,265    100
 65      NEGATIVE GOODWILL ........................                       0      0                  0      0
 67      OTHERS ...................................                  16,233    100             13,265    100

 32      OTHER LIABILITIES ........................                 510,531    100            519,123    100
 66      DEFERRED TAXES ...........................                  57,798     11                  0      0
 91      OTHER LIABILITIES IN RESPECT
         OF SOCIAL INSURANCE ......................                 168,551     33             15,603      3
 92      DISCONTINUED OPERATIONS ..................                       0      0                  0      0
 69      OTHERS LIABILITIES .......................                 284,182     56            503,520     97

 79      CAPITAL STOCK ......................... ..               5,780,088    100          5,934,208    100
 37      CAPITAL STOCK (NOMINAL) ............... ..               5,643,205     98          5,628,093     95
 38      RESTATEMENT OF CAPITAL STOCK .......... ..                 136,883      2            306,115      5

 42      RETAINED EARNINGS AND CAPITAL RESERVE ....               1,704,839    100          1,085,823    100
 93      LEGAL RESERVE ......................... ..                 181,612     11            190,544     18
 43      RESERVE FOR REPURCHASE OF SHARES ...... ..                 676,531     40            634,231     58
 94      OTHER RESERVES ........................ ..                       0      0                  0      0
 95      RETAINED EARNINGS ..................... ..                 498,428     29            -35,747     -3
 45      NET INCOME FOR THE YEAR ............... ..                 348,268     20            296,795     27

 44      OTHER ACCUMULATED COMPREHENSIVE RESULT ...                  46,812    100           -145,553    100
 70      ACCUMULATED INCOME DUE TO
         MONETARY POSITION ........................                       0      0                  0      0
 71      INCOME FROM NON-MONETARY POSITION ASSETS .                       0      0                  0      0
 96      CUMULATIVE RESULT FROM FOREIGN
         CURRENCY TRANSLATION .....................                  46,584    100           -145,553    100
 97      CUMULATIVE RESULT FROM DERIVATIVE
         FINANCIAL INSTRUMENTS ....................                       0      0                  0      0
 98      CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                       0      0                  0      0
 99      LABOR OBLIGATION ADJUSTMENT ..............                     228      0                  0      0
100      OTHER ....................................                       0      0                  0      0

                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

  REF                         CONCEPTS                         CURRENT YEAR             PREVIOUS YEAR
                                                                -----------             -------------
S                                                                   Amount                     Amount
---------------------------------------------------------------------------------------------------------
57       OTHER CURRENT LIABILITIES WITH COST                         61,030                    55,151
63       OTHER LOANS WITH COST                                      246,120                   468,918
72       WORKING CAPITAL                                          6,524,217                 4,989,412
73       PENSIONS FUND AND SENIORITY PREMIUMS                         6,295                     5,411
74       EXECUTIVES (*)                                                  24                        15
75       EMPLOYERS (*)                                                4,247                     3,373
76       WORKERS (*)                                                 17,132                    10,536
77       CIRCULATION SHARES (*)                                 404,906,158               402,627,116
78       REPURCHASED SHARES (*)                                           0                         0
101      RESTRICTED CASH                                            353,684                   321,000
102      NET DEBT OF NON CONSOLIDATED COMPANIES                           0                         0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                                  CURRENT YEAR             PREVIOUS YEAR
                                                                 ------------------       -------------------
R                                                                   Amount       %            Amount        %
---------------------------------------------------------------------------------------------------------------

  1      NET SALES .......................................       15,283,083    100         13,605,103    100
  2      COST OF SALES ...................................       13,090,055     86         11,907,832     88
  3      GROSS INCOME ....................................        2,193,028     14          1,697,271     12
  4      OPERATING .......................................        1,101,234      7            920,567      7
  5      OPERATING INCOME ................................        1,091,794      7            776,704      6
  6      TOTAL FINANCING COST ............................           90,930      1            132,124      1
  7      INCOME AFTER FINANCING COST .....................        1,000,864      7            644,580      5
  8      OTHER FINANCIAL OPERATIONS ......................          -14,910      0            -82,305     -1
 44      SPECIAL ITEMS ...................................                0      0                  0      0
  9      INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING .........................................        1,015,774      7            726,885      5
 10      RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING .........................................          402,561      3            296,230      2
 11      NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING .........................................          613,213      4            430,655      3
 12      SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES .....................            6,399      0             75,906      1
 13      CONSOLIDATED NET INCOME OF CONTINUOUS ...........          619,612      4            506,561      4

 14      INCOME OF DISCONTINUOUS OPERATIONS ..............                0      0                  0      0
 15      CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS .............................          619,612      4            506,561      4
 16      EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .......                0      0                  0      0
 17      NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES ................                0      0                  0      0
 18      NET CONSOLIDATED INCOME .........................          619,612      4            506,561      4
 19      NET INCOME OF MINORITY INTEREST .................          271,344      2            209,766      2
 20      NET INCOME OF MAJORITY INTEREST .................          348,268      2            296,795      2


                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                              CURRENT YEAR               PREVIOUS YEAR
                                                                ------------------         ------------------
R                                                                   Amount       %            Amount        %
---------------------------------------------------------------------------------------------------------------
  1      NET SALES .......................................       15,283,083    100         13,605,103    100
 21      DOMESTIC ........................................       13,676,468     89         11,524,749     85
 22      FOREIGN .........................................        1,606,615     11          2,080,354     15
 23      TRANSLATED INTO DOLLARS (***) ...................          146,374      1            193,584      1

  6      TOTAL FINANCING COST ............................           90,930    100            132,124    100
 24      INTEREST PAID ...................................          359,256    395            337,989    256
 42      LOST IN RESTATEMENT OF UDIS .....................                0      0             27,525     21
 45      OTHER FINANCE COSTS .............................                0      0                  0      0
 26      INTEREST EARNED .................................          276,805    304            226,299    171
 46      OTHER FINANCIAL PRODUCTS ........................                0      0                  0      0
 25      EXCHANGE LOSSES .................................          -26,228    -29             -4,515     -3
 28      GAIN DUE TO MONETARY POSITION ...................           34,707     38             -2,576     -2

 10      RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ...          402,561    100            296,230    100
 32      INCOME TAX ......................................          268,633     67             27,631      9
 33      DEFERED INCOME TAX ..............................           51,835     13            230,474     78
 34      WORKERS' PROFIT SHARING .........................           60,666     15             18,825      6
 35      DEFERED WORKERS' PROFIT SHARING .................           21,427      5             19,300      7


(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

  REF                          CONCEPTS                         CURRENT YEAR            PREVIOUS YEAR
R                                                                   Amount                   Amount
------------------------------------------------------------------------------------------------------

36       TOTAL SALES                                             15,315,304                13,645,181
37       NET INCOME OF THE YEAR                                           0                  -729,536
38       NET SALES (**)                                          20,526,436                17,857,175
39       OPERATION INCOME (**)                                    1,395,492                 1,016,059
40       NET INCOME OF MAYORITY INTEREST(**)                        565,290                   568,274
41       NET CONSOLIDATED INCOME (**)                               880,396                   829,640
47       OPERATIVE DEPRECIATION AND ACCUMULATED                     563,517                   550,150


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS


                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                 Final Printing

  REF                          CONCEPTS                            CURRENT YEAR               PREVIOUS YEAR
                                                                  ---------------           ------------------
RT                                                                  Amount      %              Amount       %
---------------------------------------------------------------------------------------------------------------

  1      NET SALES .......................................        5,007,689    100          5,016,510    100
  2      COST OF SALES ...................................        4,288,032     86          4,337,851     86
  3      GROSS INCOME ....................................          719,657     14            678,659     14
  4      OPERATING .......................................          376,427      8            330,922      7
  5      OPERATING INCOME ................................          343,230      7            347,737      7
  6      TOTAL FINANCING COST ............................           37,799      1              4,325      0
  7      INCOME AFTER FINANCING COST .....................          305,431      6            343,412      7
  8      OTHER FINANCIAL OPERATIONS ......................           -1,431      0            -23,455      0
 44      SPECIAL ITEMS ...................................                0      0                  0      0
  9      INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING .........................................          306,862      6            366,867      7
 10      RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING .........................................          108,145      2            126,219      3
 11      NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING .........................................          198,717      4            240,648      5
 12      SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES .....................            1,697      0             13,725      0
 13      CONSOLIDATED NET INCOME OF CONTINUOUS ...........          200,414      4            254,373      5

 14      INCOME OF DISCONTINUOUS OPERATIONS ..............                0      0                  0      0
 15      CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS .............................          200,414      4            254,373      5
 16      EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .......                0      0                  0      0
 17      NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES ................                0      0                  0      0
 18      NET CONSOLIDATED INCOME .........................          200,414      4            254,373      5
 19      NET INCOME OF MINORITY INTEREST .................           80,036      2             97,427      2
 20      NET INCOME OF MAJORITY INTEREST .................          120,378      2            156,946      3

                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                               CURRENT YEAR              PREVIOUS YEAR
                                                                  ---------------           -----------------
RT                                                                  Amount       %            Amount        %
--------------------------------------------------------------------------------------------------------------

  1      NET SALES .......................................        5,007,689    100          5,016,510    100
 21      DOMESTIC ........................................        4,362,024     87          4,242,023     85
 22      FOREIGN .........................................          645,665     13            774,487     15
 23      TRANSLATED INTO DOLLARS (***) ...................           61,574      1             71,768      1

  6      TOTAL FINANCING COST ............................           37,799    100              4,325    100
 24      INTEREST PAID ...................................          112,560    298             96,744   2237
 42      LOST IN RESTATEMENT OF UDIS .....................                0      0               -217     -5
 45      OTHER FINANCE COSTS .............................                0      0                  0      0
 26      INTEREST EARNED .................................          103,577    274             83,320   1926
 46      OTHER FINANCIAL PRODUCTS ........................                0      0                  0      0
 25      EXCHANGE LOSSES .................................            4,917     13            -15,504   -358
 28      GAIN DUE TO MONETARY POSITION ...................           23,899     63              6,622    153

 10      RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ...          108,145    100            126,219    100
 32      INCOME TAX ......................................          183,799    170              5,126      4
 33      DEFERED INCOME TAX ..............................          -79,885    -74             96,919     77
 34      WORKERS' PROFIT SHARING .........................           34,778     32              6,315      5
 35      DEFERED WORKERS' PROFIT SHARING .................          -30,547    -28             17,859     14


(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                          CURRENT YEAR             PREVIOUS YEAR
RT                                                                  Amount                     Amount
--------------------------------------------------------------------------------------------------------

47       OPERATIVE DEPRECIATION AND ACCUMULATED
          IMPAIRMENT LOSSES                                           146,553                   153,212

                             MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.
                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing


REF                          CONCEPTS                                     CURRENT YEAR                  PREVIOUS YEAR
------------------------------------------------------------------------------------------------------------------------
P
YIELD
--------------------------------------------------------------------
1         NET INCOME TO NET SALES ..................................       4.05       %                  3.72       %
2         NET INCOME TO STOCK HOLDERS' EQUITY (**) .................       6.15       %                  6.67       %
3         NET INCOME TO TOTAL ASSETS (**) ..........................       2.49       %                  3.25       %
4         CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ...............       0.00       %                  0.00       %
5         INCOME DUE TO MONETARY POSITION TO NET INCOME ............      -5.60       %                  0.50       %

ACTIVITY
--------------------------------------------------------------------
6         NET SALES TO NET ASSETS (**) .............................       0.58     times                0.70     times
7         NET SALES TO FIXED ASSETS (**) ...........................       7.77     times               15.84     times
8         INVENTORIES ROTATION (**) ................................       7.46     times               12.54     times
9         ACCOUNTS RECEIVABLE IN DAYS OF SALES .....................     167.53      days               56.04      days
10        PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) ........       3.56       %                  4.05       %

LEVERAGE
--------------------------------------------------------------------
11        TOTAL LIABILITIES TO TOTAL ASSETS ........................      61.40       %                 65.07       %
12        TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ...............       1.59     times                1.86     times
13        FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES ........      64.98       %                 71.14       %
14        LONG-TERM LIABILITIES TO FIXED ASSETS ....................     269.34       %                831.44       %
15        OPERATING INCOME TO INTEREST PAID ........................       3.03     times                2.29     times
16        NET SALES TO TOTAL LIABILITIES (**) ......................       0.94     times                1.07     times

LIQUIDITY
-------------------------------------------------------------------
17        CURRENT ASSETS TO CURRENT LIABILITIES ....................       1.46     times                1.74     times
18        CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES ..............................................       1.29     times                1.55     times
19        CURRENTS ASSETS TO TOTAL LIABILITIES .....................       0.94     times                0.70     times
20        AVAILABLE ASSETS TO CURRENT LIABILITIES ..................      37.87       %                 83.77       %

CASH FLOW
-------------------------------------------------------------------
21        CASH FLOW FROM NET INCOME TO NET SALES ...................       6.39       %                 11.91       %
22        CASH FLOW FROM CHANGES IN WORKING CAPITAL
          TO NET SALES .............................................     -20.20       %                -26.78       %
23        CASH GENERATED (USED) IN OPERATING TO
          INTEREST PAID ............................................      -5.87     times               -5.98     times
24        EXTERNAL FINANCING TO CASH GENERATED
          (USED) IN FINANCING ......................................      96.51       %                 30.64       %
25        INTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING .............................................       3.48       %                 69.35       %
26        ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO CASH GENERATED (USED) IN INVESTMENT
          ACTIVITIES ...............................................      89.58       %                -36.62       %


(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.


                             MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

REF                          CONCEPTS                             CURRENT YEAR                       PREVIOUS YEAR
                                                                 -------------                       -------------
D                                                                      Amount                           Amount
-------------------------------------------------------------------------------------------------------------------------------

1         BASIC PROFIT PER ORDINARY SHARE (**)                   Ps.     1.40                        Ps.     1.75
2         BASIC PROFIT PER PREFERENT SHARE (**)                  Ps.     0.00                        Ps.     0.00
3         DILUTED PROFIT PER ORDINARY SHARE (**)                 Ps.     0.00                        Ps.     0.00
4         CONTINUOUS OPERATING PROFIT PER COMUN
          SHARE(**)                                              Ps.     2.18                        Ps.     2.56
5         EFFECT OF DISCONTINUOUS OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)             Ps.     0.00                        Ps.     0.00
6         EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)             Ps.     0.00                        Ps.     0.00
7         EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)             Ps.     0.00                        Ps.     0.00
8         CARRYING VALUE PER SHARE                               Ps.    22.69                        Ps.    21.14
9         CASH DIVIDEND ACUMULATED PER SHARE                     Ps.     0.00                        Ps.     0.00
10        DIVIDEND IN SHARES PER SHARE                                   0.00     shares                     0.00     shares
11        MARKET PRICE TO CARRYING VALUE                                 1.74      times                     1.22      times
12        MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**)                                                    28.29      times                    14.70      times
13        MARKET PRICE TO BASIC PROFIT PER PREFERENT
          SHARE (**)                                                     0.00      times                     0.00      times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
             FROM JANUARY THE 1st TO SEPTEMBRER 30 OF 2006 AND 2005
                          (Thousands of Mexican Pesos)
                                (Final Printing}


REF                               CONCEPTS                            CURRENT YEAR                 PREVIOUS YEAR
C                                                                           Amount                       Amount
----------------------------------------------------------------------------------------------------------------------

1         CONSOLIDATED NET INCOME ...............................          619,612                      506,561
2         +(-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING CASH ....................................          357,701                    1,114,008
3         CASH FLOW FROM NET INCOME OF THE YEAR .................          977,313                    1,620,569
4         CASH FLOW FROM CHANGE IN WORKING CAPITAL ..............       -3,088,183                   -3,644,470
5         CASH GENERATED (USED) IN OPERATING ACTIVITIES .........       -2,110,870                   -2,023,901
6         CASH FLOW FROM EXTERNAL FINANCING .....................        1,929,500                    1,104,832
7         CASH FLOW FROM INTERNAL FINANCING .....................           69,690                    2,500,516
8         CASH FLOW GENERATED (USED) BY FINANCING ...............        1,999,190                    3,605,348
9         CASH FLOW GENERATED (USED) IN INVESTMENT
          ACTIVITIES ............................................         -983,545                      283,947
10        NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS ...........................................       -1,095,225                    1,865,394
11        CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD ...................................        6,414,614                    3,745,827
12        CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD .............................................        5,319,389                    5,611,221


                             MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                             CURRENT YEAR               PREVIOUS YEAR
C                                                                           Amount                       Amount
--------------------------------------------------------------------------------------------------------------------------

2         + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
          USING CASH ............................................          357,701                    1,114,008
13        +  DEPRECIATION AND AMORTIZATION FOR THE YEAR .........          563,517                      550,150
41        + (-) OTHER ITEMS .....................................         -205,816                      563,858

4         CASH FLOW FROM CHANGE IN WORKING CAPITAL ..............       -3,088,183                   -3,644,470
18        + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE .......       -4,800,560                      144,815
19        + (-) DECREASE (INCREASE)  IN INVENTORIES .............       -1,069,137                      -17,591
20        + (-) DECREASE (INCREASE)  IN OTHER ACCOUNT
          RECEIVABLE ............................................          875,245                   -3,254,184
21        + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT .........          803,015                      -50,213
22        + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ........        1,103,254                     -467,297

6         CASH FLOW FROM EXTERNAL FINANCING .....................        1,929,500                    1,104,832
23        + SHORT-TERM BANK AND STOCK MARKET FINANCING ..........        1,949,224                    1,785,288
24        + LONG-TERM BANK AND STOCK MARKET FINANCING ...........           20,953                    2,515,449
25        + DIVIDEND RECEIVED ...................................                0                            0
26        + OTHER FINANCING .....................................          141,589                      151,956
27        (-) BANK FINANCING AMORTIZATION .......................         -251,083                   -2,700,391
28        (-) STOCK MARKET AMORTIZATION .........................                0                            0
29        (-) OTHER FINANCING AMORTIZATION ......................                0                     -327,761
42        + (-) OTHER ITEMS .....................................           68,817                     -319,709

7         CASH FLOW FROM INTERNAL FINANCING .....................           69,690                    2,500,516
30        + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ...........           69,690                    2,500,516
31        (-) DIVIDENS PAID .....................................                0                            0
32        + PREMIUM ON SALE OF SHARES ...........................                0                            0
33        + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ...........                0                            0
43        + (-) OTHER ITEMS .....................................                0                            0

9         CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
          ACTIVITIES ............................................         -983,545                      283,947
34        + (-)  DECREASE (INCREASE) IN STOCK INVESTMENTS
          OF A PERMANENT NATURE .................................           -1,097                       -3,252
35        (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT ......         -881,082                     -103,995
36        (-) INCREASE IN CONSTRUCTIONS IN PROGRESS .............                0                            0
37        + SALE OF OTHER PERMANENT INVESTMENTS .................           47,650                      652,491
38        + SALE OF TANGIBLE FIXED ASSETS .......................           97,359                       23,696
39        + (-) OTHER ITEMS .....................................         -246,375                     -284,993